

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2021

Paul W. Hoelscher
Chief Financial Officer
Horizon Therapeutics Public Ltd Company
Connaught House, 1st Floor
1 Burlington Road
Dublin 4, D04 C5Y6
Ireland

> **Re: Horizon Therapeutics Public Ltd Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 24, 2021**
> **Form 10-Q for the Quarterly Period Ended June 30, 2021**
> **Filed August 4, 2021**
> **File No. 001-35238**

Dear Mr. Hoelscher :

We have reviewed your response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 122

1.   We note your response to comment 1 and that adjusted EBITDA is closely aligned with the material terms of your credit agreement. If you are presenting adjusted EBITDA as a liquidity measure please revise to present it exactly as defined in the credit agreement and provide all the disclosures required by Question 102.09 in the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, including all the material terms of the credit agreement, the full calculation of the debt covenant measure, the amount or limit required for compliance with the covenant and the actual or reasonably

likely effects of compliance or non-compliance with the covenant. The liquidity measure should also be reconciled to operating cash flows. Disclosures related to adjusted EBITDA as a performance measure should be removed.

2. If you are presenting adjusted EBITDA as a performance measure, we continue to believe that your adjustments to exclude the upfront and milestone payments related to license and collaboration agreements are inconsistent with the guidance in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please confirm to us that you will no longer include these adjustments in any non-GAAP financial measure presented in accordance with Item 10(e) of Regulation S-K or Regulation G for all periods presented in future filings.

    You may contact Christie Wong at (202) 551-3684 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences